 February 10, 2014

Via E-mail

Yolonda Guobadi

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Azure Holding Group Corp.

Form 8-K

Filed December 17, 2013

File No. 333-184440

Dear Ms. Guobadia ,

Azure Holding Corp. (the “Company”, “we” or “our”) takes very seriously its responsibilities regarding the accuracy and completeness of the disclosures contained in its public filings. We appreciate the Staff’s comments as well as the opportunity this review process provides to improve the content of our public filings.

For ease of reference and review, the headings and paragraphs below correspond to the headings and comments in the Comment Letter, with the Staff’s comments presented in bold, italicized text. In response to the Comment Letter we offers the following responses:

Section 4. Matters Related to Accountants and Financial Statements, page 2

Item 4.01. Changes in Registrant’s Certifying Accountant, page 2

The Termination of Ronald Chadwick, page 2

1. We note your disclosure in the first paragraph that Ronald Chadwick was your independent registered public accounting firm from April 17, 2012 until December 12, 2013. Further, we note that Ronald Chadwick issued audit reports on your financial statements for each of the years ended August 31, 2012 and August 31, 2013. In this regard, please revise your disclosure to clarify that the reports of Ronald Chadwick on your financial statements for the years ended August 31, 2012 and August 31, 2013 and for the period from April 17, 2012 (date of inception) to August 31, 2013 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to audit scope or accounting principles, except that the reports contained an explanatory paragraph stating that there was substantial doubt

Chadwick served as the Company’s registered independent accountant from April 17, 2012(date of inception) to December 12, 2013, Chadwick’s audit report on the Company’s financial statements for the year ended August 31, 2013 and the year ended August 13 2012 included in the Company’s Annual Report on Form 10-K, and other than the “going concern” qualification, the principal accountant's report on the financial statements did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles in a manner as contemplated by Item 304(a)(1)(ii) of Regulation S-K.

2. Please revise your disclosure to clarify whether there were any disagreements during the period April 17, 2012 (inception) to August 31, 2013 and the subsequent interim period preceding the resignation of Ronald Chadwick. Please refer to paragraphs (a)(1)(iv) of Item 304 of Regulation S-X and Question 111.01 of our Compliance & Disclosure Interpretations of Regulation S-K available on our website at www.sec.gov.

RESPONSE:   During the period April 17, 2012 (inception) to August 31, 2013 and the subsequent interim period preceding the resignation of Ronald Chadwick there were no disagreements between the Company and Chadwick concerning any matter of accounting principals or practices, financial statement disclosure or auditing scope or procedure; there were no reportable events as described in Item 304(a)(1)(v) of Regulation S-K.

The filing has been amend accordingly.

Item 9.01 Financial Statements and Exhibits, page 3

3. Please file an updated letter from Ronald Chadwick as Exhibit 16 to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

RESPONSE: An updated exhibit has been filed concurrent with this submission.

We confirm that we are responsible for the adequacy and accuracy of the disclosures in our filings. Furthermore, we acknowledge that (i) neither Staff comments nor changes in disclosure in response to Staff comments foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings and (ii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are hopeful that this response has addressed the Staff’s questions relating to the Comment Letter. Should you have additional questions regarding the information contained herein, we would be pleased to discuss them with you.

Very truly yours,

Azure Holding Group Corp.

Paul Martin

President

Chief Financial Officer and Director